                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                               Perceptronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   713611-10-1
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                                 (CUSIP Number)


                               Dr. Talal R. Chlach
                                 P. O. Box 9447
                                  Riyadh 11413
                             Kingdom of Saudi Arabia
                                 966-1-462-2895
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   Copies to:
                              Ralph H. Winter, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                  714-668-6200


                                  April 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

---------------------                                               ------------
CUSIP No. 713611-10-1                                               Page 2 of 12
---------------------                                               ------------
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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Global Alpha Corporation
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands
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                              7      SOLE VOTING POWER

                                     None
      NUMBER OF              ---------------------------------------------------
        SHARES                8      SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                       14,616,444*
        EACH                 ---------------------------------------------------
      REPORTING               9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                         None
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     14,616,444*
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,616,444*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                       [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             60.9%**
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

* Based on 500,000 shares of Issuer Common Stock held by Global Alpha Corporation and treating as outstanding 14,116,444 shares of Issuer Common Stock issuable to Global Alpha Corporation upon the exercise of Warrants.

** Based on 9,881,260 shares of Issuer Common Stock outstanding as of April 6, 2001 and treating as outstanding 14,116,444 shares of Issuer Common Stock issuable upon the exercise of Warrants.

                                  SCHEDULE 13D

---------------------                                               ------------
CUSIP No. 713611-10-1                                               Page 3 of 12
---------------------                                               ------------
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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Global Acquisitions Corporation
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             Not Applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                     None
      NUMBER OF              ---------------------------------------------------
        SHARES                8      SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                       14,616,444*
        EACH                 ---------------------------------------------------
      REPORTING               9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                         None
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     14,616,444*
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,616,444*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                       [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             60.9%**
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

* Based on 500,000 shares of Issuer Common Stock held by Global Alpha Corporation and treating as outstanding 14,116,444 shares of Issuer Common Stock issuable to Global Alpha Corporation upon the exercise of Warrants.

** Based on 9,881,260 shares of Issuer Common Stock outstanding as of April 6, 2001 and treating as outstanding 14,116,444 shares of Issuer Common Stock issuable upon the exercise of Warrants.

                                  SCHEDULE 13D

---------------------                                               ------------
CUSIP No. 713611-10-1                                               Page 4 of 12
---------------------                                               ------------
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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Abdulaziz Bin Fahad Bin Abdullah
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             Not Applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Citizen of the Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                     None
      NUMBER OF              ---------------------------------------------------
        SHARES                8      SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                       14,616,444*
        EACH                 ---------------------------------------------------
      REPORTING               9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                         None
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     14,616,444*
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,616,444*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                       [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             60.9%**
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

* Based on 500,000 shares of Issuer Common Stock held by Global Alpha Corporation and treating as outstanding 14,116,444 shares of Issuer Common Stock issuable to Global Alpha Corporation upon the exercise of Warrants.

** Based on 9,881,260 shares of Issuer Common Stock outstanding as of April 6, 2001 and treating as outstanding 14,116,444 shares of Issuer Common Stock issuable upon the exercise of Warrants.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.001 par value (the "Issuer Common Stock"), of Perceptronics, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 405 South Beverly Drive, Fourth Floor, Beverly Hills, California 90212.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement on Schedule 13D is filed on behalf of Global Alpha Corporation (the "Reporting Entity"), as the direct beneficial owner of shares of Issuer Common Stock, by Global Acquisitions Corporation ("Parent") by virtue of its ownership of the securities of the Reporting Entity, and by Abdulaziz Bin Fahad Bin Abdullah ("Shareholder") by virtue of his ownership of the securities of Parent. Certain information concerning the directors of Reporting Entity and Parent is set forth on Schedule 1 attached hereto and incorporated herein by reference. Reporting Entity and Parent do not have any executive officers.

        (b) The Reporting Entity is a corporation incorporated under the laws of the British Virgin Islands. The Reporting Entity's business address is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Parent is a corporation incorporated under the laws of the British Virgin Islands. Parent's business address is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Shareholder is a citizen of the Kingdom of Saudi Arabia. Shareholder's business address is P. O. Box 9447, Riyadh 11413, Kingdom of Saudi Arabia. The business addresses of the directors of Reporting Entity and Parent are set forth on Schedule 1 hereto and incorporated herein by reference.

        (c) Reporting Entity does not engage in any business activity other than holding the common stock of Issuer. Parent does not engage in any business activity other than holding the common stock of Reporting Entity. Shareholder is an individual engaged in investment activities. The principal occupations of the directors of Reporting Entity and Parent are set forth on Schedule 1 hereto and incorporated herein by reference.

        (d) During the last five years, none of the Reporting Entity, Parent or Shareholder or to the best of their knowledge, any person named in Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, none of the Reporting Entity, Parent or Shareholder or to the best of their knowledge, any person named in Schedule 1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Entity is a corporation formed under the laws of the British Virgin Islands. Parent is a corporation formed under the laws of the British Virgin Islands. Shareholder is a citizen of the Kingdom of Saudi Arabia. The citizenship of the directors of Reporting Entity and Parent are set forth on
Schedule 1 hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a Securities Purchase Agreement dated as of April 5, 2001 by and between Issuer and the Reporting Entity (the "Securities Purchase Agreement"), the Reporting Entity acquired 500,000 shares of Issuer Common Stock and five (5) warrants to purchase an aggregate of up to 14,116,444 additional shares of Issuer Common Stock (the "Warrants") in exchange for a purchase price of up to $3,226,200. The Reporting Entity paid the Issuer $100,000 of the purchase price on April 6, 2001 and may exercise the Warrants at any time until
(i) in the case of the First Warrant, May 5, 2001 at an exercise price of $0.20 per share; (ii) in the case of the Second Warrant, June 4, 2001 at an exercise price of $0.20 per share; (iii) in the case of the Third Warrant, July 4, 2001 at an exercise price of $0.20 per share; (iv) in the case of the Fourth Warrant, August 3, 2001 at an exercise price of $0.22 per share; and (v) in the case of the Fifth Warrant, October 2, 2001 at an exercise price of $0.23 per share. The funds used and to be used to make such purchases have been and will be provided from Shareholder's personal funds to Parent and from Parent to Reporting Entity.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Entity acquired the shares of Issuer Common Stock and the Warrants to acquire Issuer Common Stock in order to have the right to obtain a controlling interest in Issuer.

        Except as disclosed in this Item 4, the Reporting Entity does not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Entity expects to evaluate the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, the Reporting Entity reserves the right to change its plans and intentions at any time, as its board of directors deems appropriate. In particular, the Reporting Entity may, subject to the restrictions discussed in Item 6 below and the restrictions contained in the securities laws, acquire additional shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions, dispose of shares of the Issuer Common Stock or other securities in public or private transactions, and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Entity is the direct beneficial owner of 14,616,144 shares of Issuer Common Stock, which shares constitute 60.9% of the total class (treating as outstanding the 14,116,444 shares of Issuer Common Stock issuable upon exercise of the Warrants). As the sole shareholder of the Reporting Entity, Parent may be deemed to share indirect beneficial ownership of the 14,616,444 shares of Issuer Common Stock directly beneficially owned by the Reporting Entity, which shares constitute 60.9% of the total class (treating as outstanding the 14,116,444 shares of Issuer Common Stock issuable upon exercise of the Warrants). As the sole shareholder of Parent, Shareholder may be deemed to share indirect beneficial ownership of the 14,616,444 Shares of Issuer Common Stock directly beneficially owned by the Reporting Entity, which shares constitute 60.9% of the total class (treating as outstanding the 14,116,444 shares of Issuer Common Stock issuable upon exercise of the Warrants).

        Except as set forth in this Item 5(a), none of the persons named in
Schedule 1 hereto owns beneficially any shares of Issuer Common Stock.

        (b) The Reporting Entity has the direct power to vote and direct the disposition of the 14,616,444 shares of Issuer Common Stock beneficially owned by it. By virtue of the relationships described in Item 2 and in paragraph (a) of this Item 5, each of Parent and Shareholder may be deemed to share the indirect power to vote and direct the disposition of the 14,616,444 shares of Issuer Common Stock beneficially owned by the Reporting Entity.

        (c) Other than as described in Item 3, no transactions in the Issuer Common Stock were effected during the past sixty (60) days by the Reporting Entity, Parent or Shareholder or to the best of their knowledge, any person listed in Schedule 1 hereto.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The shares of the Issuer Common Stock owned by the Reporting Entity and the Shares of Issuer Common Stock underlying the Warrants are subject to certain demand and piggyback registration rights as set forth in a Registration Rights Agreement dated April 5, 2001 between Issuer and the Reporting Entity (the "Registration Rights Agreement"). In addition, pursuant to a Right of First Refusal Agreement dated April 5, 2001, among Issuer, the Reporting Entity and certain shareholders of Issuer (the "Right of First Refusal Agreement"), the Reporting Entity has a right of first refusal with respect to the transfer of shares of the Issuer Common Stock held by certain executive officers and directors of the Issuer. The foregoing summary of the Registration Rights Agreement and the Right of First Refusal Agreement is qualified in its entirety by reference to Exhibits 2 and 3, which are hereby incorporated by reference.

        Except as disclosed in this Item 6, none of the Reporting Entity, Parent, Shareholder or to the best of their knowledge, any person listed on
Schedule 1 hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Securities Purchase Agreement, dated April 5, 2001, by and between Perceptronics, Inc., a Delaware corporation, and Global Alpha Corporation, a British Virgin Islands company, incorporated by reference to Exhibit 10.12 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2001.

Exhibit 2 Registration Rights Agreement, dated April 5, 2001, by and between Perceptronics, Inc., a Delaware corporation, and Global Alpha Corporation, a British Virgin Islands company, incorporated by reference to Exhibit 10.12 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2001.

Exhibit 3 Right of First Refusal Agreement, dated April 5, 2001, by and among Perceptronics, Inc., a Delaware corporation, Global Alpha Corporation, a British Virgin Islands company, and certain stockholders of Perceptronics, Inc., incorporated by reference to
            Exhibit 10.12 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2001.

Exhibit 4   Agreement dated April 16, 2001 Re: Joint Filing of Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 16, 2001                    Global Alpha Corporation,
                                        a British Virgin Islands company


                                        By: /s/ Abdulaziz Bin Fahad Bin Abdullah
                                            ------------------------------------
                                                Abdulaziz Bin Fahad Bin Abdullah
                                                Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 16, 2001                    Global Acquisitions Corporation,
                                        a British Virgin Islands company


                                        By: /s/ Abdulaziz Bin Fahad Bin Abdullah
                                            ------------------------------------
                                                Abdulaziz Bin Fahad Bin Abdullah
                                                Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 16, 2001                   By: /s/ Abdulaziz Bin Fahad Bin Abdullah
                                            ------------------------------------
                                                Abdulaziz Bin Fahad Bin Abdullah
                                                an individual

                                   SCHEDULE 1

                            GLOBAL ALPHA CORPORATION




     NAME, BUSINESS ADDRESS                 PRINCIPAL
  AND CITIZENSHIP OF DIRECTORS              OCCUPATION         BUSINESS EMPLOYER
  ----------------------------              ----------         -----------------
Abdulaziz Bin Fahad Bin Abdullah             Investor                 N/A
P. O. Box 9447
Riyadh 11413
Kingdom of Saudi Arabia
Citizenship: Kingdom of Saudi Arabia

Dr. Talal R. Chlach                          Investor                 N/A
P. O. Box 9447
Riyadh 11413
Kingdom of Saudi Arabia
Citizenship: United States of America


                         GLOBAL ACQUISITIONS CORPORATION

     NAME, BUSINESS ADDRESS                PRINCIPAL
  AND CITIZENSHIP OF DIRECTORS             OCCUPATION          BUSINESS EMPLOYER
  ----------------------------             ----------          -----------------
Abdulaziz Bin Fahad Bin Abdullah            Investor                  N/A
P. O. Box 9447
Riyadh 11413
Kingdom of Saudi Arabia
Citizenship: Kingdom of Saudi Arabia

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            ------------

Exhibit 1 Securities Purchase Agreement, dated April 5, 2001, by and between Perceptronics, Inc., a Delaware corporation, and Global Alpha Corporation, a British Virgin Islands company, incorporated by reference to Exhibit 10.12 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2001.

Exhibit 2 Registration Rights Agreement, dated April 5, 2001, by and between Perceptronics, Inc., a Delaware corporation, and Global Alpha Corporation, a British Virgin Islands company, incorporated by reference to Exhibit 10.12 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2001.

Exhibit 3 Right of First Refusal Agreement, dated April 5, 2001, by and among Perceptronics, Inc., a Delaware corporation, Global Alpha Corporation, a British Virgin Islands company, and certain stockholders of Perceptronics, Inc., incorporated by reference to
            Exhibit 10.12 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2001.

Exhibit 4   Agreement dated April 16, 2001 Re: Joint Filing of Schedule 13D.